EXHIBIT 99.1

Mogo Announces Strategic Investment in Coinsquare,

Canada’s Leading Digital Asset Trading Platform

Mogo to acquire 19.99% of Coinsquare; agreement includes rights to increase ownership up to 40%

Brings together Canada’s leading digital wallet and leading digital asset trading platform

Coinsquare has grown to more than $525mm in trading volume for the month of January and more than $500mm in Assets Under Management as at February 9, 2021

All figures in Canadian $

Vancouver, British Columbia, February 11, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital payments and financial technology company, today announced its investment in Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, including  the execution of a definitive agreement (the “Agreement”) for Mogo to acquire 19.99% ownership of Coinsquare’s outstanding common shares on a post-transaction basis for total consideration of approximately $56.4 million. The Agreement also includes rights for Mogo to acquire an additional 20% ownership interest in Coinsquare through purchases of shares from current shareholders and the exercise of warrants under certain conditions (refer to “Terms of the Transaction”), for consideration based on a pre-money valuation of Coinsquare ranging from $250-350 million. This strategic investment builds on a multi-year relationship between the two companies. Coinsquare acts as the trading platform for MogoCrypto, a service Mogo launched in 2018 to allow its members an easy and convenient way to buy and sell bitcoin.

Launched in 2014, Coinsquare has grown to become the leading digital asset trading platform in Canada, with trading volume in excess of $525 million in January 2021. Coinsquare provides digital asset traders with a proprietary trading platform engineered to deliver a robust, secure, and user-friendly interface for trading Bitcoin, Ethereum and other digital assets. The trading platform makes buying and selling digital assets quick and convenient, with customers able to easily manage their portfolio of digital assets. Coinsquare’s subsidiary, Coinsquare Capital Markets Ltd. (CCML) also recently submitted a dealer membership application to the Investment Industry Regulatory Organization of Canada (IIROC) and an application to the Ontario Securities Commission (OSC) to operate a marketplace for digital assets.

Management Commentary:

“We believe strongly in the growing importance of cryptocurrency in the financial wallets of consumers, and deepening our relationship with Coinsquare will enable us to bring enhanced functionality and value into the MogoCrypto product” said David Feller, CEO of Mogo. “We’ve had a relationship with Coinsquare for nearly three years and built strong familiarity with their team and platform, which we view as the most robust trading platform in Canada for digital assets.”

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Greg Feller, President of Mogo, added: “This major strategic transaction with Coinsquare gives us a significant stake in a highly valuable platform in one of the most exciting and fastest growing sectors of fintech. We believe there are significant opportunities to drive value for both Mogo and Coinsquare by bringing together Mogo’s leading digital wallet capabilities and Coinsquare’s leading digital trading platform.”

Jason Theofilos, Board Member of Coinsquare, commented: “We’re excited to deepen our relationship with Canada’s leading fintech company. By leveraging Mogo’s digital wallet capabilities and base of more than one million members, combined with our deep crypto trading capabilities, we see significant opportunities to accelerate the growth of both businesses.”

Terms of the Transaction

Under the terms of the Agreement, Mogo has the ability to acquire up to 40% of the common shares of Coinsquare as follows:

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Mogo will initially acquire 19.99% of the outstanding common shares of Coinsquare on a post-transaction basis (the “Initial Investment”) by way of treasury issuance and purchases of shares from current shareholders for total consideration of $56.4 million (the “Purchase Price”). Under the Agreement, Mogo has a right to satisfy the Purchase Price for the Initial Investment in a combination of cash and a minimum of 1,956,457 common shares of Mogo (“Mogo Shares”). Any additional Mogo Shares to be issued by Mogo in satisfaction of the Purchase Price will be issued at a 15% discount to the market price of the Mogo Shares as of the close of trading on February 10, 2021, subject to minimum pricing rules of the Toronto Stock Exchange (“TSX”).

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At the Initial Closing, Coinsquare will issue to Mogo a warrant to acquire up to an additional 10% of the outstanding common shares of Coinsquare on a post-transaction basis. The warrant will become exercisable upon satisfaction of certain conditions, and the exercise price payable for the Coinsquare common shares may be satisfied through a combination of cash and Mogo Shares.

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Mogo also has an option to acquire, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, an additional 10% of the outstanding common shares of Coinsquare within 13 months of the Initial Investment, subject to certain conditions.

Following closing of the Initial Investment, Mogo will be granted a right to appoint one nominee to the Coinsquare board of directors, which may be increased to two nominees under certain conditions. Coinsquare will have a right to appoint one nominee to the Mogo board of directors. As part of the Initial Investment, Mogo will enter into a unanimous shareholders agreement with all of the shareholders of Coinsquare, which will provide certain rights and restrictions customary for an investment of this nature.

The Agreement is subject to regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021.

About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets.

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Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 31, 2020 to its short form base shelf prospectus dated December 5, 2019.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding completion of the transactions contemplated by the Agreement, TSX approval of the Agreement, the enhanced value and functionality of MogoCrypto, the acceleration of growth of both businesses and the expected timing of closing of the transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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